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                             June 2, 2021

       Mark Locke
       Chief Executive Officer
       Genius Sports Limited
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 19,
2021
                                                            CIK No. 0001834489

       Dear Mr. Locke:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, submitted May 19, 2021

       General

   1. We note that you include audited year-end financial statements as of December 31, 2020 and unaudited interim
financial statements as of March 31, 2021 for only Maven TopCo
                                                        Limited, with the
relevant successor and predecessor periods related to Maven TopCo's acquisition of all of
the outstanding equity of Genius Sports. We also note your disclosure that the business
combination between Genius Sports Limited and dMY Technology
                                                        Group, Inc. II was
consummated on April 20, 2021, and your reference to the historical financial information
of dMY in your Summary Unaudited Pro Forma Condensed
                                                        Financial Information.
Considering that the business combination with dMY closed after the unaudited interim
period included in your filing, please amend your filing to include
 Mark Locke
Genius Sports Limited
June 2, 2021
Page 2
      the financial statements of dMY required by Rules 3-01 and 3-02 of Regulation S-X. The financial statements of dMY should be included in your filing, and not filed or incorporated by reference in an exhibit.
       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                          Sincerely,
FirstName LastNameMark Locke
                                                          Division of
Corporation Finance
Comapany NameGenius Sports Limited
                                                          Office of Trade &
Services
June 2, 2021 Page 2
cc:       Ross M. Leff, P.C.
FirstName LastName